The Merger

of

First Place Financial Corp.

and

Franklin Bancorp, Inc.

Filed by First Place Financial Corp.
Pursuant to Rule 425 Under the Securities Act of 1933
Subject Company: Franklin Bancorp, Inc.
Commission File No.: 000-50078

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and its deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

Forward-Looking Statements

This press release contains forward-looking statements.  When used in this press release, or future press releases or other public or shareholder communications, in filings by the companies with the Securities and Exchange Commission, or in oral statements made with the approval of an authorized executive officer, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the companies actual results to be materially different from those indicated. Such statements are subject to certain risks and uncertainties including changes in economic conditions in the market areas the companies conduct business, which could materially impact credit quality trends, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the market areas the companies conducts business, and competition, that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. The companies wish to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The companies undertake no obligation to publicly release the result of any revisions that may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

These forward-looking statements include, but are not limited to, statements about (i) the benefits of the merger between First Place and Franklin, including future financial and operating results, cost savings and accretion to reported earnings that may be realized from the merger; (ii) First Place’s and Franklin’s plans, objectives, expectations and intentions and other statements contained in this presentation that are not historical facts; and (iii) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” estimates” or words of similar meaning.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of First Place and Franklin may not be combined successfully, or such combination may take longer to accomplish than expected; (2)
the cost savings from the merger may not be fully realized or may take longer to realize than expected; (3) operating costs, customer loss and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; (4) governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger; (5) the stockholders of Franklin may fail to approve the merger; (6) adverse governmental or regulatory policies may be enacted; (7) the interest rate environment may further compress margins and adversely affect net interest income; (8) the risks associated with continued diversification of assets and adverse changes to credit quality; (9) difficulties associated with achieving expected future financial results; (10) competition from other financial services companies in First Place’s and Franklin’s markets; (11) the risk of an economic slowdown that would adversely affect credit quality and loan originations.  Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in First Place’s and Franklin’s reports (such as Annual Reports on form 10-K, Quarterly Reports on form
10-Q and Current reports on form 8-K) filed with the Securities and Exchange Commission and available at the SEC’s internet site (www.sec.gov).  All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to First Place or Franklin or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.  This press release does not constitute an offer of securities by either Franklin or
First Place.

Forward-Looking Statements

The proposed transaction will be submitted to Franklin’s stockholders for their consideration.  First Place and Franklin will file with the SEC a registration statement, a proxy statement / prospectus and other relevant documents concerning the proposed transaction.  Stockholders of Franklin are urged to read the registration statement and the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information.  You will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about First Place and Franklin, at the SEC’s internet site (www.sec.gov).  Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can be obtained, without charge, by directing a request to David L. Mead, CFO, First Place Financial Corp, Inc., 330-373-1221 x2279 or Craig Johnson, Chief Executive Officer, Franklin Bancorp, Inc., 248-358-4710.

Franklin and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Franklin in connection with the merger.  Information about the directors and executive officers of Franklin and their ownership of Franklin common stock is set forth in the proxy statement, dated April 30, 2003, for Franklin's 2003 annual meeting of stockholders, as filed with the SEC on a Schedule 14A and in other reports filed with the SEC.  Additional information regarding the interests of such participants may be obtained by reading the proxy statement/prospectus when it becomes available.

Overview of First Place Financial Corp. and Franklin Bancorp, Inc.

* Pro Forma for the 9 months ended 9/30/03 annualized and exclusive of severance and other one-time expenses, and normalized loan loss provision

First Place Financial Corp. is a thrift holding company with two wholly owned subsidiaries , First Place Bank and First

Place Holdings, Inc..  First Place Holdings Inc. subsidiaries include:  First Place Insurance Agency, Ltd., Coldwell

Banker First Place Real Estate, Ltd., APB Financial Group, Ltd., and American Pension Benefits, Inc.  TitleWorks

Agency, LLC is a 75% owned affiliate of First Place Holdings, Inc.

Headquarters:  Warren, Ohio

Franklin Bancorp, Inc. is a bank holding company with one banking subsidiary, Franklin Bank.

Headquarters:  Southfield, Michigan

A summary of the companies’ balance sheets and earnings performance as of September 30, 2003 is as follows:

First Place

Franklin

Total Assets

$1,675,267

$528,384

Loans, net

1,001,093

331,621

Securities

353,902

112,315

Deposits

1,101,849

416,714

Borrowings

365,582

65,000

Total Equity

183,909

44,848

Equity to Assets

10.98%

8.49%

Tangible Equity to Assets

9.73%

8.49%

LTM EPS

$1.41

$1.17*

Grand Rapids
Flint
Lansing
MI
Ann Arbor
Detroit
Warren
Buffalo
NY
Erie
Toledo
Cleveland
Akron
Fort Wayne
PA
Pittsburgh
IN
OH
Columbus
Dayton
MD
Cincinnati
WV
KY
VA
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5

First Place Financial Corp.

     First Place LPO

Franklin Bancorp, Inc.

Branch Network – First Place Financial Corp.

*25th location: First Place Financial

  Center in Solon, OH opened 11/3/03

12 Loan production offices located throughout Ohio

24* branches in Mahoning, Trumbull and Portage counties

Deposit Market Share:

County

Branches

6/30/02 Rank

Percentage

Trumbull

10

2

20.3%

Mahoning

11

4

12.5%

Portage

3

5

8.1%

TOTAL:

24

1

16.0%

Oakland
Waterford
Auburn Hills
Pontiac
Rochester Hills
Macomb
Shelby
Sterling Heights
Clinton
Harrison
Bloomfield Township
Troy
West Bloomfield Township
Birmingham
Berkley
Warren
Roseville
St. Clair Shores
Novi
Farmington Hills
Southfield
Oak Park
Ferndale
Eastpointe
Grosse Pointe Woods
Livonia
Redford
Highland Park
Detroit
Plymouth Township
Wayne
Canton
Westland
Dearborn
Inkster
Allen Park
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FIRST PLACE FINANCIAL CORP

Franklin Bank

6

Branch Network – Franklin Bancorp, Inc.

Jun-02

Deposits

%

Branch Address

City

County

($000s)

of List

%

Rank

%

Rank

1

24725 W Twelve Mile Rd

Southfield

Oakland

219,156

52.5

12.0

0.8

2

26336 W Twelve Mile Rd

Southfield

Oakland

81,253

19.4

4.4

0.3

Southfield Total

16.4

3

3

479 S Woodward

Birmingham

Oakland

76,626

18.4

8.3

5

0.3

Oakland County Total

1.4

9

4

20247 Mack Ave

Grosse Pointe Woods

Wayne

40,302

9.7

5.8

5

0.1

5

755 W. Big Beaver Rd

Troy

Oakland

Opened in June 2002

Total:

417,337

Average

104,334

City

County

Overview of Oakland County

Oakland County’s per capita income of $45,900 is the highest among Michigan’s 83 counties and is ranked within the top 1% of the nation’s counties (#22 out of 3,110).  Oakland County’s per capita income is more than 50% greater than both nation ($26,500) and the state of Michigan ($29,100).

From 1997 to 2001, the average single family home prices appreciated (34%) from $159,900 to $214,700.

From 1992 to 2001 the number of businesses in Oakland County rose by 26.7% to 41,931 with the total annual payroll increasing by 89.1% to $31.8 billion.

Oakland County’s industry composition for 2000 was segmented as follows:  Manufacturing (19%), Services

(39%) and Non-manufacturing (42%).

38% of the Fortune 500 Companies do business in Oakland County.

Oakland County is the number one job producing area in all of Michigan, responsible for 25% of all new jobs in the past decade.

Source:  Oakland County Chamber of Commerce and Oakland County 2002 Financial Summary prepared by the Department of Management and Budget

Demographic Market Trends in Franklin Markets

Source: Claritas, Inc.

City

2000

2003

2008 (expected)

2000-2003

2003-2008 (expected)

Birmingham

125,499

141,228

164,578

12.5%

31.1%

Grosse Pointe Woods

100,419

114,313

134,364

13.8%

33.8%

Southfield

64,172

70,746

79,509

10.2%

23.9%

Troy

96,484

110,888

129,654

14.9%

34.4%

Household Income Statistics

Average Household Income

Growth Rate

Strategic Rationale:

Market expansion with critical mass, FPFC gains access to one of the Midwest's premiere markets of high net worth customers and growth

Substantial shift to a more bank-like loan and deposit mix

Creates the 45th largest publicly-traded savings institution

Geographical diversification with the largest community bank headquartered in Oakland County coupled with brand recognition

Source for future loan funding; both commercial and expansion of residential LPO strategy

Financial:

  Accretive to GAAP & Cash earnings per share

  Leverages a strong capital position deploying capital into high growth and high net worth markets

  Franklin contributes, at or for the nine months ended:

  Weighted average cost of all deposits of 0.79% and a total cost of funds of 1.28% (including non-interest bearing demand deposits)

  Transaction accounts are 90% of total deposits

  Non-interest bearing demand deposits are 44% of all deposits

  Net interest margin of 4.47%

  Franklin markets are very conducive to First Place’s non-depository business lines enhancing fee income growth opportunities :

  Wealth management

  Insurance / brokerage

  Private banking

  Business lending

  Consumer focus

Transaction Benefits

Transaction Description - Term Sheet

(1) Based on First Place average price of $19.34 for the 10 business days ended 11/7/03

(2) Pro Forma for the 9 months ended 9/30/03 annualized and exclusive of severance and other one-time expenses, and normalized loan loss provision

Proposed Transaction:

Acquisition of Franklin Bancorp, Inc.

Consideration:

Mixture –  50% cash / 50% stock

Price Per Share:

$21.49 (1)

Total Transaction Value:

$82.2 million

$41.0 FPFC Common Stock

$39.1 Cash

$2.1 million cash out of stock options

Exchange Ratio:

Fixed at .5685 (1.137 multiplied by 50%)

Transaction Multiples:

Price / Pro Forma EPS (2)

18.7x

Price / Fully Diluted Book Value

183.3%

Core Deposit Premium

9.1%

Walk Away:

Consideration per Franklin share falls below $19.68 (i.e. FPFC price falls below $16.15).  Seller has option to terminate or buyer has option to fill with cash or stock ($16.15X.5685+$10.50=$19.68)

Termination Fee:

$3.2 million, for superior proposal

Anticipated Closing:

Second quarter 2004

Other:

Franklin Bank will be merged into First Place Bank, however,

continue doing business as Franklin Bank, a division of First

Place Bank.

Pro Forma Balance Sheet, Income Statement

Pro Forma Financial Statements

FPFC at or for

FBCP at or for

Combined

Pro Forma

the 12 months

the 9 months

Purchase Accounting

ended 9/30/03

ended 9/30/03

9/30/2003

Pro forma adjustments

9/30/2003

Balance Sheet ('000s)

Assets

Cash and securities

$500,047

$173,043

$673,090

$46,756

a)

$626,334

TRUP proceeds

$30,000

b)

$30,000

Loans, net

1,001,093

331,621

1,332,714

6,000

c)

0

1,338,714

Intangible assets

18,418

0

18,418

45,066

d)

0

63,484

Other assets

155,709

23,720

179,429

0

0

179,429

Total assets

$1,675,267

$528,384

$2,203,651

$81,066

$46,756

$2,237,961

Liabilities

Deposits

$1,101,849

$416,714

$1,518,563

$0

$1,100

c)

$1,519,663

Borrowings

365,582

65,000

430,582

0

3,700

c)

434,282

Other

23,927

1,822

25,749

0

6,409

d)

32,158

TRUP

30,000

b)

30,000

Total liabilities

1,491,358

483,536

1,974,894

0

11,209

2,016,103

Total Equity

183,909

44,848

228,757

47,869

40,970

221,858

Total liabilities & equity

$1,675,267

$528,384

$2,203,651

$47,869

$52,179

$2,237,961

Income Statement ('000s)

Pro Forma*

Net interest income after provision for loan losses

$41,876

$20,526

$62,402

$1,962

e)

$0

$60,439

Noninterest income

23,753

5,214

28,967

0

0

28,967

Noninterest expense

38,560

18,985

57,545

3,171

f)

4,272

g)

56,445

Net income before taxes

27,069

6,754

33,823

5,134

4,272

32,962

Income tax expense

8,899

2,364

11,263

2,217

1,915

10,961

Net income

$18,170

$4,390

$22,560

$2,917

$2,357

$22,000

Notes:

a)

Transaction expense, one-time merger charges and cash portion of deal value

e) Funding of cash portion with TRUP and other securities

b)

$30 million TRUP (Trust Preferred Securities)

f) Year 1 core deposit intangible and mark-to-market amortization

c)

Mark to market

g) Cost savings at 22.5% of FBCP pro forma expenses

d)

Intangible asset and core deposit intangible adjustments

* annualized income reflects exclusion of severance and other one-time expenses, and a normalized loan loss provision

Pro Forma EPS and Financial Ratios

Pro Forma Shares, Per Share

FPFC at or for

FBCP at or for

the 12 months

the 9 months

FBCP

FPFC

Information and Financial Ratios

ended 9/30/03

ended 9/30/03

Shares Outstanding

Exchange ratio

0.5685

(1.137 multiplied by 50%)

Primary shares outstanding

13,285,510

3,726,282

2,118,391

15,403,901

     Ownership

86.2%

13.8%

100.0%

Per Share Information

Primary EPS

$1.45

$1.19

Pro Forma*

$1.50

Diluted EPS

$1.41

$1.17

Pro Forma*

$1.47

% accretion/(dilution)

4.0%

Primary cash EPS

$1.60

$1.19

Pro Forma*

$1.77

Diluted cash EPS

$1.57

$1.17

Pro Forma*

$1.74

% accretion/(dilution)

11.2%

Book value

$13.84

$12.04

$14.40

Tangible book value

$12.11

$12.04

$9.98

% accretion/(dilution)

-17.57%

Financial Ratios

Equity to assets

10.98%

8.49%

9.91%

Tangible equity to tangible assets

9.73%

8.49%

7.08%

Tangible equity to tangible assets including TRUP(1)

8.47%

Return on assets

1.08%

0.83%

Pro Forma*

0.98%

Return on equity

9.88%

9.79%

Pro Forma*

9.92%

(1) $30 million TRUP

* annualized income reflects exclusion of severance and other one-time expenses, and a normalized loan loss provision

Pro Forma

Strong Balance Sheet Composition - Loans

FPFC

(9/30/03)

Combined

(9/30/03)

Real Estate

70%

Consumer

17%

Commercial

13%

Commercial

30%

Consumer

14%

Real Estate

56%

Strong Balance Sheet Composition - Deposits

FPFC

(9/30/03)

Combined

(9/30/03)

Savings

12%

CD

50%

DDA

4%

NOW

6%

MMA

28%

CD

39%

Savings

9%

MMA

31%

NOW

6%

DDA

15%

Noninterest Expense

(In Thousands)

Salary & Benefits

$2,100

Occupancy Expense

  0

Data Processing

400

Legal and defaulted loan expenses

600

Other Operating Expenses

1,200

Total*

$4,300

Achievable Cost Savings

*  22.5% of Franklin Bancorp, Inc. noninterest expenses for the 9 months ended 9/30/03 excluding one time severance and other expenses

FIRST PLACE FINANCIAL CORP

Franklin Bank N.A.

16

Proven Merger Integration Experience

First Place is strong operationally and an experienced acquirer.

First Place has successfully integrated two financial institutions, Ravenna

Savings and a MOE with FFY Financial, and APB Financial Group, LTD., its wealth management company.

Aggressive but deemed realistic expense saving targets and no revenue enhancements assumed.

One time Merger and Transaction Costs:

Pre-tax (millions)

Professional fees and transaction costs

$2.5

Severance expenses

1.4

Data processing and integration costs

0.6

Other expense

2.5

Total

$7.0

Transaction Summary

  Financially Compelling - 4.0% accretive to GAAP and 11.2% accretive to Cash EPS in first full year of operations

  Leverages a strong capital position deploying it into one of the Midwest's premiere markets of high net worth customers and growth

  Diversifies and lowers First Place’s funding costs – Increases non-interest bearing transaction accounts from $40.8 million to $223.3 million

  Oakland County, Michigan and Franklin’s existing markets are very conducive to First
          Place’s non-depository business lines which will enhance fee income growth opportunities

  First Place is an acquirer with proven merger integration experience